EDGAR CORRESPONDENCE

October 13, 2015

Securities and Exchange Commission
Division of Investment Management
Office of Disclosure and Review
450 Fifth Street, N.W.
Washington, D.C.  20549
Attention: Lauren Hamilton

Re:            Davis New York Venture Fund, Inc.
(Act: 40 File No.: 811-01701)
Davis Series, Inc.
(Act: 40 File No.: 811-02679)

Dear Ms. Hamilton:
This letter is in response to comments you provided on September 16, 2015, with respect to your review pursuant to the Sarbanes-Oxley Act of 2002 of certain annual reports and other filings of the Registrants, as identified above, and their series. SEC comments are in bold, Registrants' responses immediately follow.
The N-CSR filed on March 9, 2015, on behalf of Davis Series, Inc. notes that Davis Opportunity Fund had 26.54% of assets in consumer discretionary companies and 22.99% in information technology companies. Please state whether investment in either of these sectors constitutes a primary strategy of the Davis Opportunity Fund.
Davis Opportunity Fund's investment strategy does not include a focus on equities from any particular sector. The total amount of Davis Opportunity Fund's assets that are invested in a given sector will vary based on a number of factors, including, but not limited to, market fluctuation and portfolio management analysis of securities within a given sector. For example, the annual report filed on behalf of Davis Opportunity Fund on March 9, 2012, noted that Davis Opportunity Fund had 11.66% of assets in consumer discretionary companies. In accordance with the concentration policy, as disclosed in Davis Series, Inc.'s Statement of Additional Information, concentration risk is generally performed at the industry group or industry level.
The Statement of Assets and Liabilities for Davis Research Fund, which is included in the N-CSR filed on April 2, 2015, and for Davis Government Bond Fund, which is included in the N-CSR filed on March 9, 2015, include a significant amount under the line item Other Accrued Expenses (22.5% and 7.7% of total liabilities, respectively). Please confirm that no additional disclosure is necessary, as required under Regulation S-X.
We confirm that none of the expenses included under the line item "Other Accrued Expenses" are material liabilities that would require additional disclosure under Regulation S-X.
The accrued transfer agent fees on Davis Series, Inc. are a large percentage of the total annual transfer agent fee. Please confirm how often these expenses are settled.
We can confirm that transfer agent fees are settled within forty-five days of receipt of an invoice.
The Schedule of Investments groups fund holdings into various categories (e.g., asset type, sector). The Leveling Table categorizes the assets of the Fund into categories which have also been used in the Schedule of Investments (e.g., asset type, sector). Confirm that the level of categorization used in the Leveling Table and the Schedule of Investments is consistent such that an investor may reconcile amounts reported in the Leveling Table and the Schedule of Investments.
The Funds will incorporate your comment in future filings such that the categorization of fund holdings (in the Leveling Table and the Schedule of Investments) is consistent so that an investor may reconcile the amounts reported.
In the N-CSR filed on January 2, 2015, on behalf of Davis International Fund, please confirm whether or not the reimbursement agreement includes the possibility of recoupment.
We confirm that the Agreement to Waive Fees and Reimburse Expenses between Davis New York Venture Fund, Inc. and Davis Selected Advisers, L.P. does not include the possibility of recoupment. The following disclosure will be added to Note 3 where applicable: The fees waived or expenses reimbursed may not be recouped by the Adviser.
Item 2(c) of N-CSR requires disclosure of the nature of any amendment, during the period covered by the report, to a provision of its Code of Ethics and Item 2(d) of N-CSR requires disclosure of any waiver from a provision of the Code of Ethics, during the period covered by the report. Please confirm that there were no amendments or waivers that occurred during the period covered by the report that would require additional disclosure.
We confirm that Davis Funds' Code of Ethics that applies to the Registrants' principal executive officer and principal accounting officer was not amended and no waiver was granted that would require additional disclosure under Item 2(c) or 2(d) of Form N-CSR.
Item 4 of N-CSR requires that Registrants describe the nature of the services comprising the fees disclosed under the All Other Fees category. Please add a description to this disclosure.
We confirm that Davis Funds' N-CSR filings will include a description of the nature of the services that comprise the fees disclosed in Item 4(d). In the event that the amount incurred is $0.00, no additional disclosure will be included.
Tandy Representations
Davis New York Venture Fund, Inc. and Davis Series, Inc. ("Registrants") acknowledge that:
1.	The Registrants are responsible for the accuracy and adequacy of the disclosures in the Registrants' filings;
2.	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings; and
3.	The Registrants may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
In addition, we are aware that the Division of Enforcement has access to all information we provide to the staff of the Division of Investment Management in its review of Registrants' filings or in response to staff comments on Registrants' filings.
Please call the undersigned at (520) 434-3778 with any comments or questions.

Respectfully,

/s/ Ryan Charles
     Ryan Charles

     Vice President and Secretary